Bradford & Bingley



SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

JUL 2 3 2010

Washington, DC
107

06 July 2010

Dear Sir

**US Home Filing Exemption (12g3-2(b)) - Re 82-5154**

Please find enclosed announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
**Company Secretary's Office**

SEC
Mail Processing
Section

JUL 2 3 2010

Washington, DC
107

dlw 7/28

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

**Bradford & Bingley plc**
(Registered in England and Wales with company number 03938288) (the "Issuer")

**2 July 2010**

**Notice of purchase and cancellation of Covered Bonds**

Series 18 £500,000,000 Floating Rate Covered Bonds due October 2011 (ISIN: XS0339885591/Common Code: 033988559) issued under the €15,000,000,000 Covered Bond Programme of the Issuer (the "Covered Bonds")

NOTICE IS GIVEN that the Issuer has fully purchased and cancelled the Covered Bonds on 2 July 2010 (the "**Purchase and Cancellation Date**") pursuant to Conditions 6(h) and 6(i) of the Covered Bonds. Accordingly the Issuer has requested:

(a) the Luxembourg Stock Exchange to cancel the listing of the Covered Bonds on the Official List with effect from the Purchase and Cancellation Date or as soon as permitted after that date; and

(b) the Luxembourg Stock Exchange to cancel the admission of the Covered Bonds to trading on the Luxembourg Stock Exchange with effect from the Purchase and Cancellation Date or as soon as permitted after that date.

ENDS

Contacts:
Bradford & Bingley Press Office:
+44 (0) 1274 554042

or

Investor Relations
+44 (0) 1274 806341
b&benquiries@bbg.co.uk

Investor Relations
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk

**RECEIPT ACKNOWLEDGEMENT COPY**

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06 July 2010

Dear Sir

**US Home Filing Exemption (12g3-2(b)) - Re 82-5154**

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully



Hilary Hall (Mrs).
**Company Secretary's Office**

61808-1